Exhibit 99.4

CONSENT OF DAREN DELL

November 14, 2022

I, Daren Dell, hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain scientific and technical information in the management’s discussion and analysis of Americas Gold and Silver Corporation (the “Company”) for the three and nine months ended September 30, 2022.

I also hereby consent to the inclusion or incorporation by reference of the scientific and technical information in the Company’s registration statement (No. 333-240504) on Form F-10, as amended or supplemented.

 /s/ Daren Dell

Daren Dell